UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

IMAX CORP
(Name of Issuer)

Common
(Title of Class of Securities)

45245E10
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

_________
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

William Blair & Company, L.L.C.
36-2214610
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

			(a) ☐
			(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

222 W Adams
Chicago, IL 60606
NUMBER OF	5.	SOLE VOTING POWER

SHARES	3256808
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY	-0-
EACH	7.	SOLE DISPOSITIVE POWER

REPORTING	3256808
PERSON	8.	SHARED DISPOSITIVE POWER

WITH	-0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3256808
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

			☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.23%
12.	TYPE OF REPORTING PERSON*

BD, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).                Name of Issuer:
IMAX CORP

Item 1(b).                Address of Issuer's Principal Executive Offices:
2525 Speakman Dr
Mississauga, ON L5K 1B1

Item 2(a).                Name of Person Filing:
William Blair & Company, L.L.C.

Item 2(b).                Address of Principal Business Office, or if None, Residence:
222 W Adams
Chicago, IL 60606

Item 2(c).                Citizenship:
U.S.A.

Item 2(d).                Title of Class of Securities:
Common

Item 2(e).                CUSIP Number:
45245E10

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☒	Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act.

(e) ☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                    Ownership.

Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
          3256808

(b)	Percent of class:
          5.23%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote
          3256808

(ii)	Shared power to vote or to direct the vote
          -0-

(iii)	Sole power to dispose or to direct the disposition of
          3256808

(iv)	Shared power to dispose or to direct the disposition of
          -0-

Item 5.                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.                    Ownership of More Than Five Percent on Behalf of Another Person.

Item 7.                    Identification and  Classification of the Subsidiary Which Acquired the Security  Being  Reported on by the Parent  Holding  Company or Control Person.

Item 8.                    Identification  and  Classification  of Members of the Group.

Item 9.                    Notice of Dissolution of Group.

Item 10.                  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

February 5, 2010
(Date)

/s/ Michelle Seitz
(Signature)

Principal & Manager of Investment Services
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)